Exhibit 99.1

Tiziana Life Sciences Announces Participation on the Webull Corporate Communications Service Platform

NEW YORK, May 23, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that they are now participating on the new Webull Corporate Communication services platform. The Tiziana portal on the Webull platform will help provide the Company with a direct line of communication with its shareholders while providing Tiziana’s followers with instant notifications regarding corporate content like company news, earnings reports, investor presentations, and more.

“We’re excited to participate on Webull’s mobile-first brokerage platform with a unique community-driven experience,” said Tiziana’s Interim CEO, founder and Chairman, Gabriel Cerrone. “The Webull platform will enable Tiziana to take advantage of a convenient and efficient digital communications channel to reach the platform of active investors while also allowing us to easily share content with them in real-time.”

For current Webull users, be sure to follow Tiziana from the Webull app. To download the app and register for your free Webull account, visit: https://www.webull.com/introduce

About Webull

Brokerage services offered through Webull Financial LLC (“Webull Financial”), an SEC-registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Investment advisory services are offered by Webull Advisors LLC (“Webull Advisors”), a Securities and Exchange Commission (SEC) registered investment adviser. Webull Financial and Webull Advisors are affiliates. All investing is subject to risk, including the possible loss of the money you invest. Neither entity guarantees profits or protection from losses.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120